COSTO INC.

Shierweilu Nanjingjie Street №67

Heping District, Shenyang

Liaoning, China 110003

Tel. +8618204048501

March 13, 2015

Ms. Tonya Aldave

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Costo Inc.

       Registration Statement on Form S-1

       Filed February 4, 2015

       File No. 333-201851

Dear Ms. Tonya Aldave

Costo Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated March 3, 2015 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on February 4, 2015.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Our response: We acknowledges yours comment and respectfully submit that we have not provided, nor have authorized anyone to provide, written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act.

2. Please disclose your “burn rate” and the amount of time your present capital will last at this rate.

Our response: We have disclosed our “burn rate” and the amount of time our present capital will last at this rate.

We have added the following paragraph:

“As of the date of this prospectus, the company’s cash balance is $6,640. Our current monthly cash burn is roughly $833 a month. The minimum period of time we will be able to conduct planned operations using currently-available capital resources is approximately eight months.”

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3. We note that the company’s bylaws were executed by Mikhail Kriukov as Secretary. However, you do not identify Mr. Kriukov as an officer or employee of the company in the prospectus. Please reconcile the apparent inconsistency.

Our response: Mr. Kriukov was the secretary of the company at the date of incorporation on May 6, 2014. He then resigned and Yuhua Xu became the company’s sole officer and director.

Use of Proceeds, page 13

4. Please revise to also provide disclosure regarding use of proceeds if 25% of the offering is sold. Similarly, revise your plan of operation section

Our response: We have revised to provide disclosure regarding use of proceeds if 25% of the offering is sold. We have revised our plan of operation as well.

Management’s Discussion and Analysis or Plan of Operation, page 15

Plan of Operation, page 17

5. Please clarify if you will only have one office in China and no offices in Europe.

Our response: We have clarified the information about our offices. We have added the following statement:

“We plan to have only one office in China and no offices in other countries.”

Description of Business, page 19

General, page 19

6. We note your disclosure referring to your plan to distribute auto parts in Europe and “CIS countries.” Please disclose what “CIS countries” you plan to distribute your products in.

Our response: We have disclosed what “CIS countries” we plan to distribute our products in. We have disclosed the following countries:

“Kyrgyzstan, Kazakhstan, Armenia, Azerbaijan, Tajikistan, Uzbekistan”

7. In your description, please clarify whether you will also be selling auto parts to other distributors or only to users of auto parts. In this regard we note your disclosure on page 20 that you will “mediate[] between manufacturers for parts and indirect or end users.”

Our response: We have clarified that we will sell auto parts to distributors and to end users. We have added the following statement:

“We are a company that mediates between manufactures and distributors and end users of auto parts”. We plan to sell auto parts to distributors such as specialized auto parts stores and to end users such as car owners”.

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Competition, page 21

8. We note your disclosure here that your “competitive advantage is based on product proposal and price policy.” It is not clear, however, that the price you will offer your customers will be lower than competition or that you will provide a variety of products that is wider than that of your competitors. In this regard we note that to date you have only signed an agreement with one distributor and do not have a functioning website. Please revise accordingly or advise.

Our response: In response to this comment we have excluded the statements about our competitive advantages.

Contracts, page 21

9. We note your disclosure on page 19 that you have signed a contract with your supplier Zhejiang Antai Auto Parts Co., LTD. Please disclose the material terms of this agreement.

Our response: We have disclosed the materials terms of the agreement.

Government Regulation, page 22

10. Please briefly describe the government regulations referenced in this section. Please also clarify the regulation of what country or countries will apply to your business.

Our response: We have briefly described the government regulations referenced in this section. Also we have clarified the regulation of what countries will apply to our business.

Security Ownership of Certain Beneficial Owners and Management, page 24

11. Please update to provide beneficial ownership information as of the most recent practicable date.

Our response: We have updated to provide beneficial ownership information as of the most recent practicable date (March 9, 2015)

Part II, page 39

Item 17. Undertakings, page 40

12. Please revise the undertaking in section (5)(i) to refer to “Rule 424” instead of “Rule 383.”

Our response: We have revised the undertaking in section (5)(i) to refer to “Rule 424” instead of “Rule 383.”

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Exhibit 5.1

13. Please have counsel revise the last sentence of the second paragraph of the legal opinion to clarify that it has relied on certificates, representations and assurances of officers of the company as to factual matters only or advise.

Our response: We have filed updated legal opinion.

14. Please have counsel remove assumption (iii) in the third paragraph of the legal opinion or advise us why it is necessary.

Our response: We have filed updated legal opinion.

Exhibit 10.1

15. Please refile Exhibit 10.1 in its entirety. In particular, we note the reference to certain unfiled Annexes.

Our response: We have filed full Agreement. It is the Seller’s demand to draw up a contract for a fixed term with an indication of the total amount. These figures are commonly used by the manufacturer to plan their production. Anex is made upon occurrence of an application for the supply of each consignment showing all conditions.

Please direct any further comments or questions you may have to the company at costoinc@gmail.com

Thank you.

Sincerely,

/S/ Yuhua Xu

Yuhua Xu, President

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